Exhibit 11:

 OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Six months Ended January 31
	2008	2007

Net income available to stockholders (numerator)	$4,573	$3,610

Shares Calculation (denominator)

Average shares outstanding - Basic Common	5,033	4,861

Average shares outstanding - Basic Class B Common	1,846	1,810

Effect of Dilutive Securities:

Potential Common Stock relating to stock options	317	281

Average shares outstanding - Assuming dilution	7,196	6,952

Net Income Per Share: Basic Common	$0.70	$0.58
Net Income Per Share: Basic Class B Common	$0.57	$0.43

Diluted	$0.64	$0.52